NOTICE OF EXEMPT SOLICITATION

AMENDMENT NO. 2

Name of the registrant:

First Trust High Income Long/Short Fund

Name of person relying on exemption:

Dolphin Limited Partnership I, L.P.

Address of person relying on exemption:

c/o 1117 E Putnam Ave.

Riverside CT 06878

Written Material:

Dolphin Limited Partnership I, L.P. press release dated January 13, 2021 (disseminated on or about January 28, 2021)(previously filed)

Dolphin Limited Partnership I, L.P. shareholder communication regarding annual shareholder meeting, dated March 1, 2021 (disseminated March 3, 2021) (previously filed)

Dolphin Limited Partnership I, L.P. shareholder communication, dated March 1, 2021, regarding Letter to Board of Trustees of First Trust High Income Long/Short Fund, dated February 5, 2021 (revised) (previously filed)

Dolphin Limited Partnership I, L.P. shareholder communication to Institutional Shareholder Services in response to Presentation by First Trust High Income Long/Short Fund (March 18, 2021)(filed herewith)

Dolphin’s Review of First Trust High Income Long/Short Fund (NYSE: FSD)

March 16, 2021 Presentation

Let’s Stop FSD’s Rhetoric—

●	Your Share Price Is Down -25% For 10-years (Inception).

●	Dolphin Is A 4-Year Very Sizable Shareholder—FSD Insiders Hold A Nominal Share Amount.

●	FSD Reaped $5.4 Million In FY 2020 Advisory Fees. Is FSD Motivated To Indefinitely Keep Shareholder Capital Regardless Of Performance?

●	FSD’s FYE Is October 31. Now FSD Deploys December 31 For Its Performance Review—Why?

●	With $0.41 (31%) FY 2020 Return-Of-Capital (ROC), FSD Appears To Be a Risky Investment—What Will Happen To Your Share Price If FSD Decreases Its ROC?

●	For 10-Years (Inception) FSD’s Actual Earnings (NII) Are Down -38% ($1.47 for FY 2010 to $0.91 for FY 2020).

●	FSD’s FY 2020 Share Price Underperformed Its Self-Selected Benchmark -2.78X:

FSD’s Market Value - 4.35%

Benchmark + 2.44%

●	FSD’s 10-Year (Inception) Share Price Underperformed Its Self-Selected Benchmark -30%:

FSD’s Market Value + 4.41%

Benchmark + 6.31%

●	FSD Has Taken Actions Adverse To Shareholders And Recent By-Law Amendments Are Believed To Entrench Management.

●	Shareholder Proposals Seeking Termination And Funds Not Obtaining Favorable Votes Of Investment Agreements Have Led To Return Of NAV.

Please review Dolphin’s one-page March 1, 2021 presentation, its February 5, 2021 letter to FSD, both filed with the SEC and Dolphin’s Proposal and one-page Supporting Statement in FSD’s February 16, 2021 Proxy Statement (pg. 21).

You May Vote “FOR” Dolphin’s Binding Proposal (Proposal 2) On FSD’s Proxy Card That You Received Previously. Dolphin Recommends You “WITHHOLD” On FSD’s Two Trustee Nominees(Proposal 1). You May Be Able To Vote By Telephone Or Online Following The Instructions On FSD’s Proxy Card. If You Cannot Find FSD’s Proxy Card Or Did Not Receive A Proxy Card, Please Contact Your Broker And Have Them Provide You With Instructions To Vote Your Shares.

If You Want Assistance, Please Contact Innisfree M&A Incorporated: 888-750-5834

THIS IS NOT A SOLICIATION OF AUTHORITY TO VOTE YOUR PROXY

Please DO NOT send us your proxy card as it will not be accepted – you must vote on FSD’s proxy card.